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							 EXHIBIT (3)B.(ii)

			    UJB FINANCIAL CORP.

			BOARD OF DIRECTORS MEETING

			     October 19, 1994



	 RESOLVED, that the retirement age provided for in the By-Laws of the Corporation be, and it hereby is, increased from 70 to 73, the sentence dealing with retirement from occupation be deleted as limiting the Board's flexibility, and the sentence dealing with the 1990 Annual Meeting be deleted as out-of-date, and that, accordingly, Article III, Section 13 of the By-Laws of the Corporation be, and it hereby is, amended to read in its entirety as follows:


	 Section 13. Eligibility. A person at the time of election to the Board of Directors, at the time of any nomination pursuant to Section 14 of this Article III, and during the continuation of directorship, must have legal ownership, individually or jointly with another, of 1000 shares of Common Stock of the Corporation. No person shall be eligible for election or reelection to the Board of Directors after attaining age 73.

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